Exhibit 12.1

The Newark Group, Inc.

Calculation of Ratio of Earnings to Fixed Charges

For the Years Ended April 30, 2008, 2007, 2006, 2005 and 2004

(in thousands, except ratios)

	Year Ended April 30,
	2008	2007	2006	2005	2004
Fixed Charges:
Interest and amortization of debt issuance costs	$28,028	$27,448	$26,385	$25,075	$16,856
Portion of rental expense representing interest	700	643	579	507	430

Total fixed charges	28,728	28,091	26,964	25,582	17,286

Earnings (loss):
Earnings (loss) from continuing operations[1]	(18,387)	(449)	(10,932)	(3,044)	(32,691)

Earnings (loss) plus fixed charges	10,341	27,642	16,032	22,538	(15,405)

Ratio of earnings to fixed charges[2]	—	—	—	—	—

[1]	Earning (loss) from continuing operations represent earnings (loss) before income taxes, equity in income of affiliate investees (net), minority interest and cumulative effect of accounting changes.
2	Earnings, as defined, were not enough to cover fixed charges in each of the above years. The deficiencies were: $18,387; $449; $10,932; $3,044 and $32,691 for the years ended April 30, 2008, 2007, 2006, 2005 and 2004.